Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

January 31, 2013

(Expressed in Canadian Dollars)

(Unaudited)

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

(Expressed in Thousands of Canadian Dollars)

		January 31,	October 31,
	Note	2013	2012

ASSETS
Current assets
Cash and cash equivalents	4	$14,628	$19,153
Trade and other receivables		8,312	6,681
Inventories		26,619	25,435
Prepaid expenses		2,601	2,250
Total current assets		52,160	53,519
Non-current assets
Property, equipment and leasehold improvements		9,957	9,887
Intangible assets		12,073	11,376
Goodwill		8,637	8,322
Total non-current assets		30,667	29,585
TOTAL ASSETS		$82,827	$83,104

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		$45,616	$40,144
Provisions		1,480	1,284
Income taxes payable		801	839
Finance lease obligations, current		116	101
Term loan		3,111	3,300
Credit facilities, current		—	1,715
Other current liabilities		404	3,210
Total current liabilities		51,528	50,593
Non-current liabilities
Other long-term liabilities		246	270
Finance lease obligations		529	457
Credit facilities		1,011	—
Deferred tax liabilities		3,067	2,905
Total non-current liabilities		4,853	3,632
Total liabilities		56,381	54,225

Shareholders’ equity
Share capital		42,677	42,501
Share-based payments reserve		3,387	3,395
Accumulated other comprehensive income (loss)		637	(137)
Deficit		(20,255)	(16,880)
Total shareholders’ equity		26,446	28,879
TOTAL LIABILITIES AND EQUITY		$82,827	$83,104

See accompanying notes to the condensed consolidated financial statements

On behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Expressed in Thousands of Canadian Dollars, except share and per share amounts)

For the three months ended January 31	Note	2013	2012

Sales		$54,898	$46,849
Cost of sales		32,163	27,833
Gross profit		22,735	19,016

Fulfillment		5,311	4,153
Selling and marketing		14,671	10,114
General and administration		5,449	4,692
Results from operating activities		(2,696)	57

Financing costs		424	191

Loss before income taxes		(3,120)	(134)

Income tax expense - current		217	329
Income tax expense (recovery) - deferred		38	(267)
Net income tax expense		255	62

Net loss for the period		(3,375)	(196)

Other comprehensive income (loss)
Foreign currency translation differences		774	(746)
Comprehensive loss for the period		$(2,601)	$(942)

Basic and diluted loss per share	7	$(0.12)	$0.00

Weighted average number of common shares outstanding - basic and diluted	7	28,616,460	28,133,503

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

(Expressed in Thousands of Canadian Dollars, except Number of Common Shares)

	Number of common shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity

Balance at October 31, 2011	28,110,579	$40,667	$2,934	$372	$(10,864)	$33,109
Net loss	—	—	—	—	(196)	(196)
Other comprehensive loss on foreign currency translation	—	—	—	(746)	—	(746)
Share based payments expense	—	—	312	—	—	312
Issue of shares on exercise of share options	91,500	190	—	—	—	190
Reclassification of grant date fair value on exercise of share options	—	80	(80)	—	—	—
Balance at January 31, 2012	28,202,079	$40,937	$3,166	$(374)	$(11,060)	$32,669

Balance at October 31, 2012	28,615,746	$42,501	$3,395	$(137)	$(16,880)	$28,879
Net loss	—	—	—	—	(3,375)	(3,375)
Other comprehensive loss on foreign currency translation	—	—	—	774	—	774
Share based payments expense	—	—	52	—	—	52
Issue of shares on exercise of share options	55,007	116	—	—	—	116
Reclassification of grant date fair value on exercise of share options	—	60	(60)	—	—	—
Balance at January 31, 2013	28,670,753	$42,677	$3,387	$637	$(20,255)	$26,446

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in Thousands of Canadian Dollars)

For the three months ended January 31	2013	2012

Operating activities
Net loss for the year	$(3,375)	$(196)
Adjustments for:
Depreciation and amortization	879	656
Share-based payments expense	52	312
Deferred income tax expense (recovery)	38	(267)
Amortization of lease inducement	(24)	(24)
Amortization of deferred financing costs	21	—
Unrealized foreign exchange gain (loss)	—	(47)
Interest expense, net	126	125
Changes in non-cash operating working capital	(334)	(2,380)
Income tax paid	(61)	(26)
Net cash used in operating activities	(2,678)	(1,847)

Financing activities
Proceeds from share options exercised	116	190
Decrease in finance lease obligation	(75)	(1,964)
Increase (decrease) in credit facilities	(725)	2,299
Decrease in term loan	(189)	—
Interest received	7	23
Interest paid	(133)	(147)
Net cash provided from (used in) financing activities	(999)	401

Investing activities
Acquisition of property, equipment and leasehold improvements, net	(438)	(689)
Acquisition of intangible assets, net	(682)	(363)
Net cash used in investing activities	(1,120)	(1,052)

Effect of exchange rate changes on cash and cash equivalents	272	(36)

Decrease in cash and cash equivalents	(4,525)	(2,534)
Cash and cash equivalents, beginning of period	19,153	16,864
Cash and cash equivalents, end of period	$14,628	$14,330

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global electronic retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

The head office of Coastal is located at 2985 Virtual Way, Suite 320, Vancouver, B.C., Canada, V5M 4X7.  The registered and records office is located at 1055 West Hastings Street, Suite 2200, Vancouver, B.C., Canada, V6E 2E9.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed consolidated interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  This financial report should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2012.

The accounting policies applied in preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended October 31, 2012.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on March 8, 2013.

3. FUTURE ACCOUNTING STANDARDS

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. FUTURE ACCOUNTING STANDARDS (Continued)

a)             Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met.  Income tax on items of other comprehensive income is required to be allocated on the same basis.

b)             Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements, but is expected to result in certain presentation related changes.

c)              Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

New accounting pronouncements:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the fiscal year ended October 31, 2013, and have not been applied in preparing these condensed consolidated interim financial statements.  Those that are expected to have a significant effect on the consolidated financial statements of Coastal are discussed below.

Accounting standards effective January 1, 2015:

a)             Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

3. FUTURE ACCOUNTING STANDARDS (Continued)

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	January 31,	October 31,
	2013	2012
Cash	$14,476	$17,671
Restricted cash	152	1,482
Cash and cash equivalents	$14,628	$19,153

5. SHARE CAPITAL

Share purchase options

Coastal’s shareholders adopted an equity-settled share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 10% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee.  The options have terms ranging from one to five years and generally vest over periods of up to 36 months.

Share purchase option activity for the three months ended January 31, 2013:

	Number of options	Exercise price $
Outstanding at October 31, 2012	2,307,833	1.60 - 5.78
Granted	409,500	5.28
Exercised	(55,000)	2.10
Cancelled/Forfeited	(110,916)	2.00 - 5.60
Outstanding at January 31, 2013	2,551,417	1.60 - 5.78

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

5. SHARE CAPITAL (Continued)

The following table summarizes information about Company share purchase options outstanding as at January 31, 2013:

	Share purchase options outstanding			Share purchase options exercisable
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
1.60 - 1.99	400,000	0.97	1.64	400,000	0.97
2.00 - 2.29	105,000	0.36	2.11	105,000	0.36
2.30 - 3.25	985,000	2.55	2.99	763,676	2.50
3.26 - 5.78	1,061,417	4.25	5.33	225,348	3.76
	2,551,417	2.92	3.72	1,494,024	2.13

The weighted average fair value of options granted during the three month period ended January 31, 2013 was $1.86 (January 31, 2012 – $1.92) per option based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

	2013	2012
Dividend yield	0%	0%
Expected volatility	43.2%	48.9%
Risk free interest rate	1.34%	1.00%
Expected lives	3.7 years	3.5 years

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices over the last three and a half years.

6. EXPENSES BY NATURE

For the three months ended January 31	2013	2012
Changes in inventories of finished goods and raw materials	$26,990	$24,206
Employee expenses	10,762	8,692
Depreciation and amortization	879	656
Advertising	9,464	5,004
Other expenses	9,499	8,234
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$57,594	$46,792

For the three months ended January 31	2013	2012
Wages and salaries	$9,794	$8,186
Share-based payments expense	52	312
Other benefits	916	194
Total employee expenses	$10,762	$8,692

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Three months ended January 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

7. EARNINGS PER SHARE

For the three months ended January 31	2013	2012
Weighted average number of common shares - outstanding	28,616,460	28,133,503
Dilutive share purchase options	—	—
Weighted average number of common shares - dilutive	28,616,460	28,133,503

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares. There were no adjustments included in the calculation as all options convertible during the three month period ended January 31, 2013 and 2012 were anti-dilutive.

8. SEGMENTED INFORMATION

Coastal sells contact lenses, glasses, related vision care products and ships products from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products.  Intercompany sales have been excluded.  Certain comparative figures have been adjusted to reflect this reporting.

By Region	Canada	Sweden	USA	Norway	Other	Total

Sales
Three months ended January 31, 2013	$18,112	$8,989	$8,757	$4,721	$14,319	$54,898
Three months ended January 31, 2012	13,822	8,557	6,410	4,605	13,455	46,849

Non-current assets
As at January 31, 2013	11,682	10,931	1,094	—	6,960	30,667
As at October 31, 2012	11,867	10,326	668	—	6,724	29,585

By Product Type	Contact Lenses	Glasses	Total

Three months ended January 31, 2013
Sales	$41,024	$13,874	$54,898
Gross Profit	16,344	6,391	22,735
Gross Profit %	40%	46%	41%

Three months ended January 31, 2012
Sales	$36,588	$10,261	$46,849
Gross Profit	15,107	3,909	19,016
Gross Profit %	41%	38%	41%